SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                         APPLEBEE'S INTERNATIONAL, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  037899 10 1
             -----------------------------------------------------
                                 (CUSIP Number)

                 Raymond D. Schoenbaum, Just Having Fun Restaurants, Inc.
                   1640 Powers Ferry Road, Bldg. 2 Ste. 300
                            Marietta, GA 30067-9400
             -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     3/7/97
             -----------------------------------------------------
            (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037899 10 1                 13D                      Page 2 of 6 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Raymond D. Schoenbaum (###-##-####)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



       SC
--------------------------------------------------------------------------------
   5   CHECK  BOX IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT  TO
       ITEMS 2(d) OR 2(E)                                         [  ]



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



       United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,175,759
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,175,759
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,175,759
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                  [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       3.8
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                           Name: Raymond D. Schoenbaum
                                 SS# ###-##-####


ITEM 1.           Security and Issuer.

         This statement relates to shares of common stock, $.01 par value per share ("Common Stock") of Applebee's International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4551 W. 107th Street, Suite 100, Overland Park, KS 66207.

ITEM 2.           Identity and Background.

         This statement is being filed by Raymond D. Schoenbaum ("Schoenbaum" or "Reporting Person"). Schoenbaum's principal business address is Just Having Fun Restaurants, Inc., 1640 Powers Ferry Road, Building 2, Suite 300, Marietta, Georgia 30067-9400. Schoenbaum is a Director of the Issuer.

         During the last five (5) years, Schoenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Schoenbaum was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Schoenbaum is a citizen of the United States of America.

ITEM 3.           Source and Amount of Funds or Other Consideration.

         The 1,175,759 shares of Common Stock reported as beneficially owned by Schoenbaum include the following:

                  (i)      1,040,351 shares directly owned by Schoenbaum;

                  (ii) 16,053 shares owned by the Marc Schoenbaum Trust #1, for which the Reporting Person serves as Trustee;

                  (iii)    21,053   shares   owned  by  the   Brian   Schoenbaum
                           Accumulation Trust, for which the Reporting Person serves as Trustee;

                  (iv)     15,790   shares   owned   by  the   Marc   Schoenbaum
                           Accumulation Trust, for which the Reporting Person serves as Trustee;

                  (v) 16,053 shares owned by the Brian Schoenbaum Trust #1, for which the Reporting Person serves as Trustee;


Page 3 of 6 Pages

                  (vi)     15,518 shares as Custodian for Brian Schoenbaum; and

                  (vii)    50,941 shares as Custodian for Marc Schoenbaum.

         Schoenbaum acquired 1,556,759 shares on March 23, 1995 (the "Closing Date") pursuant to a merger in which Innovative Restaurant Concepts, Inc. was acquired by Applebee's International, Inc.

         The Reporting Person, and the entities described in (ii) through (vii) above were stockholders of Innovative Restaurant Concepts, Inc. prior to the transactions contemplated by the aforementioned merger, and as a result of such transactions, collectively received 1,556,759 shares of Common Stock.

ITEM 4.           Purpose of Transaction.

         As stated in Item 3, Schoenbaum acquired beneficial ownership of 1,556,759 shares of the Common Stock of the Issuer pursuant to the merger of Innovative Restaurant Concepts, Inc. and Applebee's International, Inc. Under this merger, Innovative Restaurant Concepts, Inc., a corporation in which Schoenbaum beneficially owned a majority of the outstanding common stock, became a wholly-owned subsidiary of the Issuer.

         Schoenbaum has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to restrictions imposed by applicable securities laws and regulations, Schoenbaum may (but has no present plan or proposal to) dispose of all or part of his investment in securities of the Issuer.

         Schoenbaum has no plans or proposals which relate to or would result in:

                  (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (3) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (4) any material change in the present capitalization or dividend policy of the Issuer;

                  (5) any other material change in the Issuer's business or corporate structure;

                  (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


Page 4 of 6 Pages

                  (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association;

                  (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (9)      any action similar to any of those enumerated above.

ITEM 5.           Interest in Securities of the Issuer.

                  (a) As of March 30, 1997, Schoenbaum beneficially owned 1,175,759 shares (3.8%) of the outstanding Common Stock of the Issuer;

                  (b) Schoenbaum has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 1,175,759 shares of the Common Stock reported as beneficially owned by Schoenbaum herein;

                  (c) From March 4, 1997, through March 7, 1997, Schoenbaum sold 47,000 shares of Common Stock of the Issuer in various open market transactions for prices ranging from $25.68 to $25.93 per share. Other than the aforementioned sale, Schoenbaum has not engaged in any transactions in Common Stock of the Issuer during the past sixty (60) days;

                  (d)      Not applicable.


                  (e) On February 15, 1996, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

ITEM 6.           Contracts, Arrangements, Understandings or Relationships  With
                    Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships between Schoenbaum and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option agreements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.           Material to be Filed as Exhibits.

                  None




Page 5 of 6 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 8, 1997

By: /s/ Raymond D. Schoenbaum
   -------------------------------






Page 6 of 6 Pages